

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 29, 2016

Via E-mail
Mark Roth
Chief Executive Officer
Luna Azul Development Fund, LLC
17865 Ballinger Way NE
Seattle, WA 98155

> **Re:**   **Luna Azul Development Fund, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 30, 2015**
> **File No. 024-10484**

Dear Mr. Roth:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Part I – Notification

1.   We note your disclosure that this offering will terminate upon the earlier of the completion of the sale of all of the units or January 1, 2017. Please revise your selection in Item 4 to indicate that this is a continuous offering.

Part II – Offering Circular

2.   We note your disclosure that Mark Roth owns 4 Units of the company and Eric Gruber owns .5 Units of the company, and your disclosure that the Manager received Class B units in exchange for past and anticipated services. We also note your disclosure on page

24 that you have no Item 13 disclosure to report. Please provide us with an explanation of how you came to this determination.

3.   We note your disclosure that funds collected for the purchase of Units will be deposited in an escrow account owned by the company. Please revise throughout to disclose that the funds will be placed in the company's own bank account, not an escrow account, or advise.

Cover Page of Offering Circular,

4.   We note your disclosure on the cover page that, "The Offering may be closed from time to time, in tranches of any number of Units." Please explain this statement in greater detail in the Plan of Distribution section. Please also confirm to us that this will be a continuous offering and not a delayed offering. See Rule 251(d)(3)(F) of Regulation A.

Use of Proceeds, page 16

5.   We note that you anticipate using proceeds for "Contingency" if the minimum or maximum amount is raised. Please revise to discuss the expected uses for these funds. See Item 6 of Form 1-A.

Compensation of Directors and Executive Officers, page 21

6.   We note your revised disclosure in response to comment 7. Please specify the number of Class B Units given to the Manager and discuss the past and anticipated services for which the Class B Units served as consideration. Also, in the table, please clarify the percentage of the Class B Units' right to participate in a portion of the Company's Net Income.

Security Ownership of Management and Certain Securityholders, page 24

7.   Please revise your disclosure to clarify the number of Class A and Class B units beneficially owned by executive officers and directors, and by any other securityholder who beneficially owns more than 10% of any class of shares. Please also clarify the percent ownership of each class before the offering as required by Item 12(a) of Form 1-A.

Securities being Offered, page 26

8.   We note your disclosure in response to comment 8. Please clarify the rights, including voting and distribution rights, entitled to a holder of a fractional interest in a Class A Unit.

Part III – Exhibits

9.   We note the legal opinion filed as exhibit 12.1 is a draft dated November 5, 2015. Please file a final version of the legal opinion.

        You may contact Jeffery Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief
                        Office of Real Estate and
                        Commodities